Exhibit 99.1

Ruhnn Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

HANGZHOU, China, November 25, 2020 (PR Newswire) - Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated November 25, 2020, from three founders of the Company, Min Feng, Lei Sun and Chao Shen (together with their respective affiliates, the “Buyer Group”), proposing to acquire all outstanding Class A ordinary shares, including Class A ordinary shares represented by American depository shares (the “ADSs,” each representing five Class A ordinary shares), and Class B ordinary shares (together with the Class A ordinary shares, the “Shares”) of the Company not already owned by the Buyer Group for US$0.68 per Share (or US$3.4 per ADS) in cash in a going private transaction (the “Proposed Transaction”).

A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of independent directors Cecilia Xiaocao Xu, Junhong Qi and Tina Ying Shi to evaluate and consider the Proposed Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Min Feng, Lei Sun and Chao Shen and no decisions have been made with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be entered into or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading KOL facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of September 30, 2020, the Company had 180 signed KOLs with an aggregate of 295.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management in this announcement as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

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Exhibit A

Non-Binding Proposal Letter from the Founders

November 25, 2020

The Board of Directors

Ruhnn Holding Limited

11F, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016

People’s Republic of China

Dear Directors:

We, Messrs. Min Feng, Lei Sun and Chao Shen, are pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all outstanding Class A ordinary shares (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depository shares (the “ADSs”, each representing five Class A Ordinary Shares), and Class B ordinary shares (together with the Class A Ordinary Shares, the “Shares”) of Ruhnn Holding Limited (the “Company”) that are not already beneficially owned by any of us or any of our respective affiliates in a going private transaction (the “Transaction”).

Our proposed purchase price is US$0.68 per Share (or US$3.4 per ADS) in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 10.4% to the closing trading price of the ADSs on November 24, 2020, the last trading day prior to the date hereof and a premium of 27.2% to the volume-weighted average price during the last 60 trading days.

We currently beneficially own approximately 42.7% of the total issued and outstanding Shares and 87.8% of the total voting power of the Company, based on the Company’s latest outstanding number of Shares as publicly disclosed. We are confident in our ability to consummate the Transaction as outlined in this Proposal.

The principal terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

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Purchase Price. We propose to acquire all of the outstanding Shares (including Class A Ordinary Shares represented by ADSs), other than those beneficially owned by any of us or any of our respective affiliates, at a purchase price equal to US$0.68 per Share (or US$3.4 per ADS) in cash.

2.

Financing. We intend to finance the Transaction with our cash on hand and third party equity and/or debt financing (if required). We are confident that we can timely secure adequate financing to consummate the Transaction, if such financing is required.

3.

Due Diligence. Parties providing financing (if any) may require a timely opportunity to conduct customary due diligence on the Company. We have engaged King & Wood Mallesons LLP as our legal counsel. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

4.

Definitive Documentation. We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.

Process. We believe that the Transaction will provide superior value to the Company’s shareholders. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.

Confidentiality. We will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this Proposal. However, we trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

7.

No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

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In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely yours,

/s/ Min Feng
Min Feng

/s/ Lei Sun
Lei Sun

/s/ Chao Shen
Chao Shen

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